(Excerpt Translation)

September 20, 2011

Toyota Motor Corporation

(Toyota Jidosha Kabushiki Kaisha)

1, Toyota-cho, Toyota City, Aichi Prefecture

Report on Number of Listed Shares

We hereby report changes in the number of listed securities, as a result of the exercise of stock acquisition rights, etc. in August 2011 (the “Current Month”).

1.	Summary

Number of listed shares as of the end of the preceding month	3,447,997,492 shares
Total number of shares changed during the Current Month	0 shares
(out of which, as a result of exercise of stock acquisition rights)	(0 shares	)
(out of which, as a result of other reasons)	(0 shares	)
Number of listed shares as of the end of the Current Month	3,447,997,492 shares

2.	Stock acquisition rights exercised

<Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights>

(1)	Number of shares

	Total number of shares delivered during the Current Month	(out of which, number of newly issued shares)		(out of which, number of shares transferred from treasury shares)
5th series	0 shares	(0 shares	)	(0 shares	)
6th series	0 shares	(0 shares	)	(0 shares	)
7th series	0 shares	(0 shares	)	(0 shares	)
8th series	0 shares	(0 shares	)	(0 shares	)

(2)	Exercise price

	Aggregate exercise price during the Current Month	(out of which, aggregate amount of newly issued shares)	(out of which, aggregate amount of shares transferred from treasury shares)
5th series	JPY 0	(JPY 0)	(JPY 0)
6th series	JPY 0	(JPY 0)	(JPY 0)
7th series	JPY 0	(JPY 0)	(JPY 0)
8th series	JPY 0	(JPY 0)	(JPY 0)